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                                                                   Exhibit 99.18


                            POINTS INTERNATIONAL LTD.

                                  FORM OF PROXY

                                 FOR USE AT THE
                   ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                                 JUNE 24TH, 2004

The undersigned shareholder of Points International Ltd. (the "CORPORATION") hereby appoints, Christopher Barnard, the President of the Corporation, or failing him, Robert MacLean, Chief Executive Officer of the Corporation, OR INSTEAD OF EITHER OF THE FOREGOING, __________________________________, as the
nominee of the undersigned to attend and act for and on behalf of the undersigned at the annual and special meeting (the "MEETING") of the shareholders of the Corporation to be held on the 24th day of June, 2004, and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment(s) or postponement(s) thereof and, without limiting the generality of the power hereby conferred, the nominees designated above are specifically directed:

     1. TO VOTE FOR [ ] OR WITHHOLD FROM VOTING FOR [ ] the election of directors nominated in the Management Information Circular accompanying this form of proxy.

     2. TO VOTE FOR [ ] OR WITHHOLD FROM VOTING FOR [ ] the appointment Mintz & Partners LLP as the auditors of the Corporation until the next annual meeting and the authorization of the board of directors of the Corporation to fix the remuneration of the auditors.

     3. TO VOTE FOR [ ] OR AGAINST [ ] the resolution attached as Schedule B to the Management Information Circular to increase the number of common shares of the Corporation issuable pursuant to the Corporation's stock option plan (the "OPTION PLAN RESOLUTION").

     4. TO VOTE FOR [ ] OR AGAINST [ ] the resolution attached as Schedule C to the Management Information Circular authorizing the continuance of the Corporation under the Canada Business Corporations Act (the "CBCA") (the "CONTINUANCE RESOLUTION").

     5. TO VOTE FOR [ ] OR AGAINST [ ] the resolution attached as Schedule F to the Management Information Circular to confirm the repeal of the Corporation's existing by-laws and the adoption by the Corporation of a new by-law consistent with the CBCA, in each case, effective on the date the Corporation continues under the CBCA (the "BY-LAW RESOLUTION").

All shares of the Corporation represented at the Meeting by properly executed proxies will be voted, and such shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of a shareholder on any ballot that may be called for, and where a choice to vote for or against any matter to be acted upon has been specified in a proxy, such shares shall be voted accordingly. IF NO SPECIFICATION AS TO VOTING IS MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF MANAGEMENT'S NOMINEES AS DIRECTORS, FOR THE APPOINTMENT OF MANAGEMENT'S NOMINEES AS AUDITORS AND THE AUTHORIZATION OF THE BOARD OF DIRECTORS OF THE CORPORATION TO FIX THE REMUNERATION OF THE AUDITORS, FOR THE OPTION PLAN RESOLUTION, FOR THE CONTINUANCE RESOLUTION AND FOR THE BY-LAW RESOLUTION, ALL AS DESCRIBED IN THE MANAGEMENT INFORMATION CIRCULAR. IF ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, DISCRETIONARY AUTHORITY IS HEREBY CONFERRED WITH RESPECT TO SUCH MATTERS. THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN BY THE UNDERSIGNED.

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) TO REPRESENT HIM AND TO ATTEND AND ACT FOR HIM ON HIS BEHALF AT THE MEETING OTHER THAN THE NOMINEES DESIGNATED ABOVE AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE.

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                                      -2-


DATED the ____________ day of __________________, 2004.


-------------------------------------   ----------------------------------------
Name of Shareholder (Print)             Signature of Shareholder

NOTES:

1. This proxy form must be signed and dated by the shareholder or his attorney authorized in writing, or, if the shareholder is a corporation, by any officer or attorney thereof duly authorized. If the proxy form is not dated in the space provided it is deemed to bear the date on which it is mailed by management of the Corporation. This proxy ceases to be valid one year from its date.

2. Properly executed forms of proxy must be deposited with (i) with ComputerShare Trust Corporation of Canada, 600,530-8th Ave. S.W., Calgary, Alberta, Canada, T2P 3S8 or to the Secretary of the Corporation at the offices of the Corporation, #800-179 John Street, Toronto, Ontario, Canada, M5T 1X4, in either case at least one day (excluding Saturdays, Sundays and holidays) before the date of the Meeting or any adjournment(s) or postponement(s) thereof, or (ii) be deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof, prior to the commencement thereof.